Contact

www.linkedin.com/in/hfreemyer
(LinkedIn)

Top Skills

Public Speaking
Team Leadership
Strategic Planning

Harrison Freemyer

Founder at Play Pickup Inc
Atlanta, Georgia, United States

Experience

Play Pickup Inc
Founder
July 2026 - Present (1 month)
Atlanta, GA

Prophet
4 years 5 months

Engagement Manager
March 2023 - Present (3 years 5 months)
Atlanta, Georgia, United States

Senior Strategist
March 2022 - February 2023 (1 year)
Atlanta, Georgia, United States

Mitchell McClure
2 years 7 months

Chief of Staff + Head of Marketing
March 2021 - March 2022 (1 year 1 month)
Atlanta, Georgia, United States

Chief of Staff
Structuring and leading complex, ambiguous, strategic problem solving for our leadership team.
Leading EOS® Weekly Executive meetings and Quarterly Planning full days.
Holding weekly 1:1's providing accountability for all strategic priorities.
Lead key projects that grew monthly revenue 3x from July '20 to July '21.
Developed and trademarked the People-Profit-Chain®, a conceptual model on the impact of human performance on company profits.

Founding Member, Head of Marketing + Operations
September 2019 - March 2022 (2 years 7 months)
Atlanta Georgia

Operations
Orchestrating daily execution of 3 unique business units under the M2 umbrella.

Managing communication flow and steered large, cross-functional projects across multiple teams and adjacent business units.
Created and overseeing the launch of brand new SaaS coaching platform.
Built and managing all systems including Hubspot, ActiveCampaign, ClickUp, Slack, Gsuite, Stripe, Webflow, Zapier.

Marketing + Sales
Responsible for all marketing functions, deliverables, and team members.
Built and optimizing multiple end-to-end funnels delivering 255+ first conversations with founders.
Built and optimized an end-to-end marketing funnel that delivered 184 SaaS closed sales in 4 months.
Set go-to-market strategy for SaaS product + professional services launch.
Created direct-mail marketing campaign that generated 600% ROI.
Created Podcast that interviewed 150+ Founders with 17,000+ listeners.
Developed fully custom, multi-channel marketing automation leveraging ActiveCampaign, Zapier, Stripe, Hubspot, ClickUp, Webflow, LinkedIn.
Developed Founder Community in ATL and hosted a 2-day Founder Summit
Personally closed 28% of sales calls.
Developed analytical framework to measure performance of all initiatives.
Wrote 75% of our sales letters and emails that delivered above results.
Developed all initial M2 Brand assets and messaging before leading partnership with agency to rebrand and revamp all marketing assets.

Vestigo
1 year 6 months

Lead VR Program Facilitator
January 2021 - March 2021 (3 months)
Atlanta, Georgia, United States

Facilitated in-person and virtual innovation workshops for leadership teams at Microsoft ATL, Gusto!, Oconee State Bank, and others.
Delivered "Navigating the Unknown" Keynote

Virtual Reality Workshop Facilitator
October 2019 - January 2021 (1 year 4 months)
Atlanta, Georgia, United States

Buddy Hoffman Foundation
Director Of Operations
June 2019 - June 2020 (1 year 1 month)
Atlanta, Georgia, United States

Helped establish a central foundation at the heart of a growing organization.

Planned and executed annual event involving 7 organizations and 1500+ attendees

Oversaw young adults residency program with 25 students training to become future leaders

Grace Athens

5 years 8 months

Executive Director

February 2018 - August 2019 (1 year 7 months)

Athens, Georgia Area

Lead team of 15 staff to successfully execute annual goals in marketing, communications, HR, events, finance.

Responsible for budget oversight; forecasted annual income and expenses, performed trend analysis, managed spending, oversaw payroll, etc.

Grew yearly revenue 80% in two years, through new fundraising initiatives.

Weekly public (500+ attendees) communication varying in length and topic. Discussed finances, events, spirituality, mission, vision and community engagement.

Director Of Operations and College Pastor

January 2017 - February 2018 (1 year 2 months)

Director Of Operations

May 2016 - January 2017 (9 months)

Head Operations Intern

August 2015 - May 2016 (10 months)

Operations Intern

January 2014 - August 2015 (1 year 8 months)

Athens, Georgia, United States

Classic City Collection

Co-Founder and CEO

December 2015 - August 2019 (3 years 9 months)

Grew lifestyle brand to $50,000 in sales

Developed partnerships with 30+ local businesses.

Donated over $5,000 to local non-profits.

INSUREtrust

2 years 9 months

Marketing Coordinator
August 2015 - January 2017 (1 year 6 months)
Norcross, Ga

Marketing Intern
May 2014 - August 2015 (1 year 4 months)
Atlanta, Georgia, United States

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Education

University of Georgia - Terry College of Business
Bachelor's degree, Marketing · (2012 - 2016)